PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) is dated as of the 22nd day of November, 2005, and is by and between [confidential information omitted] (hereinafter collectively referred to as “Seller”), and Enterra Energy Corp., an Alberta corporation, whose mailing address is 2600, 500 – 4th Avenue, S.W., Calgary, Alberta T2P 2V6, Canada (hereinafter referred to as “Buyer”).  Seller and Buyer may be referred to individually as a “Party” or collectively as the “Parties”.

RECITALS:

A.

Seller desires to sell, assign and convey to Buyer and Buyer desires to purchase and accept certain oil and gas interests and leases, wells and related properties and assets, together with [confidential information omitted] of the issued and outstanding stock of Altex Resources II, Inc. (“Altex II”), an entity to be created in connection with the transactions contemplated by this Agreement, which entity will acquire certain assets currently owned by Altex Resources, Inc. (“Altex”) , all as more fully set forth hereafter.

B.

The Parties have reached agreement regarding such sale and purchase, all as more particularly set forth herein.

ARTICLE 1.  DEFINITIONS

  Definitions:  In this Agreement, capitalized terms have the meanings provided in this Section, unless expressly provided otherwise in other Articles or provisions.  (All defined terms include both the singular and the plural.  All references to Articles refer to Articles in this Agreement, and all references to Exhibits or Schedules refer to Exhibits or Schedules attached to and made a part of this Agreement.)

[confidential information omitted] shall have the meaning set forth in Section 3.4.

“Acceptable Title” shall have the meaning set forth in Section 4.3.

“Accounting Referee” shall have the meaning set forth in Section 6.5.

“Adjustment Wells” shall have the meaning set forth in Section 3.4(b).

“Agents” shall have the meaning set forth in Section 4.6 (b).

“Affiliate” means and includes any entity that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the entity specified.

“Agreement” means this Purchase and Sale Agreement.

“Allocated Value” shall have the meaning set forth in Section 3.2.

“Altex” means Altex Resources, Inc.

“Altex II” means Altex Resources II, Inc.

“Altex II Assets” shall have the meaning set forth in Section 4.1 and are as described on Exhibit “B-3”.

“Assets” means all of the right, title and interest of the Seller in and to the Properties together with clear and unencumbered ownership of [confidential information omitted] of the issued and outstanding Shares.

“Assignment and Bill of Sale” means a document in the form of Exhibit G.

“Business Day” means a Day (as hereinafter defined) excluding Saturdays, Sundays and U.S. legal holidays.

“BOEPD” means the sum of daily oil produced, measured in barrels, plus daily natural gas produced, measured in millions of cubic feet divided by a conversion factor of six, measured at the first meter point, before any deduction for royalty obligations or for any other burdens on production.  All measurements in the Agreement to be based on United States measurements.

“Buyer” means Enterra Energy Corp.

“Casualty Loss” means any loss, damage or reduction in value resulting from mechanical failure or defects, catastrophic occurrences, acts of God and any other losses which are not the result of (i) normal wear and tear, (ii) natural reservoir changes or (iii) changes in commodity pricing, operating expenses or the financial condition of a Party.

“Claim” or “Claims” means any and all claims, demands, suits, causes of action, losses, damages, liabilities, fines, penalties and costs (including attorneys’ fees and costs of litigation) which are brought by or owed to a Third Party (as hereinafter defined).

“Claim Notice” shall have the meaning set forth in Section 8.5.

“Close” or “Closing” means, as applicable (i) the consummation of the transfer of title to the Properties (as hereinafter defined) to Buyer, including execution and delivery of all documents provided for or contemplated herein, and (ii) the consummation of the transfer of [confidential information omitted] of the Shares to Buyer, including execution and delivery of all documents provided for or contemplated herein that pertain or relate to the Shares, Altex, Altex II and/or the Altex II Assets.

“Closing Date” means (i) with respect to the Properties, on or before March 1, 2006, at 10:00 A.M., or such other date and time as may be mutually agreed upon in writing by the Parties, but not before January 1, 2006, and (ii) with respect to the Shares, on or before March 1, 2006 , at 10:00 A.M., or such other date and time as may be mutually agreed upon in writing by the Parties, but not before January 1, 2006.

“Contracts” is as defined in the definition of “Properties” hereafter.

“Day” means a calendar day consisting of twenty-four (24) hours from midnight to midnight.

[confidential information omitted]

“Defect” or “Defects” shall have the meaning set forth in Section 4.7.

“Dollars” means U. S. currency and all references herein to any currency is that of the U.S.

“Effective Time” means February 28, 2006, at 11:59 p.m., local time where the Properties are located.

“Enterra”  means Enterra  Energy Corp, or such other nominee of same, as may become a designated assignee pursuant to the provisions of Section 16.5 below.

“Environmental Claims” means all Claims for pollution or environmental damages of any kind, including without limitation, those relating to: (a) remediation and/or clean-up thereof, (b) damage to and/or loss of any property or resource, and/or (c) injury or death of any person(s) whomsoever; including without limitation, Claims relating to breach and/or violation of Environmental Laws, common law causes of action such as negligence, gross negligence, strict liability, nuisance or trespass, or fault imposed by statute, rule, regulation or otherwise, Claims relating to asbestos or other potentially hazardous substances, all costs associated with remediation and clean up, and fines and penalties associated with any of the foregoing.

“Environmental Defect” means a condition or circumstance which (a) was not known by or disclosed to Buyer on or before the date of the execution of this Agreement, (b) presently exists on the Properties, and (c) constitutes a violation of the applicable Environmental Law.

“Environmental Laws” means all laws, statutes, ordinances, permits, orders, judgments, rules or regulations which are promulgated, issued or enacted by a governmental entity or tribal authority having appropriate jurisdiction that relate to (a) the prevention of pollution or environmental damage, (b) the remediation of pollution or environmental damage, or (c) the protection of the environment generally; including without limitation, the Clean Air Act, as amended, the Clean Water Act, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Federal Water Pollution Control Act, as amended, the Resource Conservation and Recovery Act of 1976, as amended, the Safe Drinking Water Act, as amended, the Toxic Substance and Control Act, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous and the Solid Waste Amendments Act of 1984, as amended, and the Oil Pollution Act of 1990, as amended and all other federal, state and local statutes, regulations, and ordinances serving similar or related purposes..

“Examination Period” shall have the meaning set forth in Section 5.1.

“Final Settlement Date” shall have meaning set forth in Section 6.5.

“Final Settlement Statement” shall have the meaning set forth in Section 6.5.

“Force Majeure Event” shall have the meaning set forth in Section 3.4 (a).

“Intellectual Property” is as defined in the definition of “Properties” hereafter.

“Laws” means laws, statutes, ordinances, permits, decrees, orders, judgments, rules or regulations (including without limitation Environmental Laws) which are promulgated, issued or enacted by a governmental entity or tribal authority having appropriate jurisdiction and which are effective as of the date of this Agreement.

“Materially Adverse Agreements” shall have the meaning set forth in Section 5.4 (b).

“New Wells” is as defined in the definition of “Properties” hereafter.

“NORM” means naturally occurring radioactive materials.

“Note” shall be as defined in Section 3.1.

“Notice of Defects” shall have the meaning set forth in Section 4.7.

“Participation Agreement” shall have the meaning set forth in Section 13.1 (d).

“Permitted Encumbrances” means:

(a)

All rights to consent by, required notices to, filings with, or other actions by governmental entities or tribal authorities in connection with the sale or conveyance of the Properties, if the same are ministerial in nature and customarily obtained subsequent to the transfer of title;

(b)

Rights reserved to or vested in any governmental entity or tribal authority having appropriate jurisdiction to control or regulate the Properties in any manner whatsoever, and all Laws of any such governmental entity or tribal authority;

(c)

Surface rights, rights-of-way, servitudes, surface leases, sub-surface leases, grazing rights, logging rights, canals, ditches, reservoirs, pipelines, utility lines, telephone lines, power lines, railways, streets, roads, alleys, highways and structures on, over and through the Properties, to the extent such rights, interests or structures do not, individually or in the aggregate, materially interfere with the operation of the Properties;

(d)

The terms and conditions of the leases, contracts, agreements and instruments identified in Exhibit “E”, including any pooling, unitization, spacing or other regulatory orders pertaining to the Subject Leases but excluding, however, any restriction on assignment, or preferential purchase rights contained therein;

(e)

Liens for taxes or assessments not yet due or not yet delinquent or, if delinquent, that are being contested by Seller in good faith in the normal course of business;

(f)

Liens relating to obligations incurred in the ordinary course of business and not yet due or not yet delinquent or, if delinquent, that are being contested by Seller in good faith in the normal course of business;

(g)

Any other defects which do not materially detract from the ability to own and operate the Properties in the manner owned and operated by Seller; and

(h)

The current loans, mortgages and other security agreements that will either be assumed by Buyer at Closing or released at Closing, as more particularly set forth on Schedules 3.1 (b) and (d).

“Primary Leases” is as defined in the definition of “Properties” hereafter.

“Properties” means all of the following real, personal or mixed interests and rights, less and except any rights and interests expressly reserved or excluded from this Agreement:

(a)

the interests in and to, or affecting, the oil and gas leases and leasehold rights described on Exhibit “A” (“Primary Leases”), together with any and all other oil and gas leases, leasehold rights or mineral rights and interests owned by Seller, or to which Seller is entitled to own, affecting lands situated within Lincoln, Logan, Payne, Grant, Alfalfa or Okfuskee Counties, Oklahoma (“Secondary Leases”), and also including any oil and gas leases acquired by Altex or Altex II (other than those leases acquired from Altex pursuant to this Agreement) after the date of this Agreement and prior to Closing (“New Leases”) (the above referenced oil and gas leases and leasehold rights are collectively referred to hereafter as the “Subject Leases”);

(b)

the interests in and to the wells described on Exhibit “B” and on Exhibit “B-1” (the “Wells”), and in any wells drilled after the date of this Agreement but before Closing in which Seller or Altex participates (“New Wells”);

(c)

the interests in and to all water disposal wells and facilities, processing facilities, gathering systems and related equipment facilities used in connection with the any of the Properties, including, without limitation, those wells, systems and facilities described on Exhibit “C” (“Support Systems”);

(d)

the interests in and to all easements, rights-of-way, surface leases, and similar rights, owned by Seller or Altex, in whole or in part, appurtenant to or used in connection with any of the Properties, including, without limitation, those described on Exhibit “D” (“Surface Rights”);

(e)

the interests in and to all other equipment, facilities and personal property located on the properties described above, or used in connection with or appurtenant to such properties, and all vehicles, drilling rigs, machinery, furniture, tools, spare parts, computer hardware, supplies, materials, works-in-progress and finished goods and other items of tangible property used or held in connection with the above described properties and assets (“Tangible Property”);

(f)

the contracts and agreements identified on Exhibit “E” to the extent same pertain to or affect the  Properties (“Contracts”);

(g)

the interests in and to all records, lease files, title information, title opinions, title certificates or memos, title curative information, well files, division orders, production, marketing and accounting records, technical data, analyses and evaluations, and other information in Seller’s possession or to which Seller is entitled pertaining to the above described properties and assets (“Records”);

(h)

the interests in and to all intellectual property pertaining to the above described properties and assets, including (i) all registered and unregistered names, trademarks, service names and service marks (and applications for registration of the same) of Seller and (ii) all trade secrets, technical information, know-how and other confidential information which are not disclosed in issued patents, published patent applications or copyright registrations of the Seller (“Intellectual Property”); and

(i)

the interests in and to all fee lands owned by Seller as more particularly described on Exhibit “D-1”.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Records” is as defined in the definition of “Properties” above.

“Revised Exhibits and Schedules” shall have the meaning set forth in Section 16.16.

“SAGO” means San Antonio Gas & Oil, Inc.

[confidential information omitted]

“Secondary Leases” is as defined in the definition of “Properties” above.

“Seller” means Azar Minerals, Ltd., Richard N. Azar and Dianne Azar.

“Shares” means [confidential information omitted]

“Shell Trading Portfolio Accounts” shall have the meaning set forth in Section 3.1.

“Support Systems” is as defined in the definition of “Properties” above.

“Subject Leases” is as defined in the definition of “Properties” above.

“Surface Rights” is as defined in the definition of “Properties” above.

“Tangible Property” is as defined in the definition of “Properties” above.

“Threshold” shall have the meaning set forth in Section 4.7.

“Title Defect” shall have the meaning set forth in Section 4.4.

“Third Party” means any person or entity, governmental or otherwise, other than Seller and Buyer, and their respective Affiliates.

“Wells” is as defined in the definition of “Properties” above.

ARTICLE 2.  TRANSFER OF THE PROPERTIES

2.1

Sale and Purchase.  On the Closing Date, effective as of the Effective Time and upon the terms and conditions herein set forth, Seller agrees to sell and assign the Assets to Buyer and Buyer agrees to buy and accept the Assets.

ARTICLE 3.  PURCHASE PRICE

3.1

Purchase Price.  The purchase price, subject to adjustments as set forth herein, payable by Buyer for the Assets shall be: (a) [confidential information omitted]shall be distributed partially in cash and partially in an equivalent number of units of Enterra, trading as EENC on the NASDAQ exchange, in the proportions set by Buyer, the value of which shall not exceed 41.66667% of the value in this subsection (a) and (b) the assumption by Buyer of Seller’s current obligations pursuant to those certain agreements more particularly set forth on Schedule 3.1(b), and (c) the assumption by Buyer of Seller’s current obligations pursuant to those certain portfolio accounts with Shell Trading as described specifically on Schedule 3.1(c) (“Shell Trading Portfolio Accounts”).  The monetary/unit purchase price to be paid by Buyer and Buyer’s assumption of obligations specified above are collectively referred to hereafter as the “Purchase Price”.

3.2

Purchase Price Allocations.  For the purposes of this Agreement, including any adjustments to the Purchase Price as herein provided and, if applicable, for notices to holders of preferential purchase rights, the Purchase Price shall be allocated among the Assets as set forth in Exhibit “F” (the “Allocated Value(s)”).

3.3

Adjustments to Purchase Price.  The net price which Buyer shall pay for the Assets shall be (without duplication):

(a)

Purchase Price;

(b)

Plus the amount of all direct expenditures and costs (capital and expensed) chargeable to Seller’s interest in the Properties under any applicable operating or unit agreement and incurred and paid by or on behalf of Seller in the ordinary course of owning and operating the Properties, attributable to the period from the Effective Time to the Closing Date;

(c)

Plus an amount equal to all pre-paid expenses that are actually paid by or on behalf of Seller prior to the Closing Date in the ordinary course of owning and operating the Properties as heretofore owned and operated, and attributable to the Properties and allocable to any period after the Effective Time;

(d)

Plus an amount equal to the value of Seller’s interest in all merchantable oil in the tanks as of the Effective Time attributable to the Properties net of applicable taxes and royalties paid by Seller (such value to be the actual price received for such oil upon the first sale thereof);

(e)

Less the amount of gross proceeds received by or credited to Seller that are attributable to the sale of any hydrocarbon production from the Properties for any period of time after the Effective Time, net of all applicable taxes and royalties paid by Seller;

(f)

Less the amount of all expenditures and costs relating to the Properties, such as unpaid ad valorem property, production, severance and similar taxes and assessments (but not including income, franchise or similar taxes) based upon or measured by the Properties, or the production of hydrocarbons or receipt of proceeds therefrom, which are payable or which accrued to the Properties prior to the Effective Time and that are unpaid as of the Closing Date;

(g)

Less the allocated value for any of the Properties, or a portion thereof, deleted from this transaction pursuant to this Agreement; and

(h)

Plus or less, as applicable, any amounts determined to be subject to a Purchase Price adjustment provided for elsewhere in this Agreement.

3.4

Further Adjustments to Purchase Price based upon deliverability.

(a)

The Purchase Price, as calculated, is based upon Seller’s intent to deliver to Buyer and Buyer’s intent to receive from Seller a daily volume of production attributable to the Assets that is equal to [confidential information omitted] barrels of oil or its equivalent ([confidential information omitted]).  The Purchase Price shall be adjusted on a post-Closing basis (i) downward should the average daily production from the Assets during a consecutive thirty (30) day period as selected by Seller between January 1, 2006 and February 28, 2006 not equal or exceed [confidential information omitted], or (ii) upward should the average daily production from the Assets during such thirty (30) day period as selected by Seller between January 1, 2006 and February 28, 2006 exceed [confidential information omitted].  Any such downward adjustment shall be at the rate of [confidential information omitted] and any such upward adjustment shall be at the rate of [confidential information omitted].  Any adjustment to the Purchase Price pursuant to this sub-paragraph (a) shall be supported by appropriate written documentation acceptable to Buyer and shall be accounted for in the Final Accounting Settlement.  It is agreed that should an act of God, such as severe weather, unusual mechanical breakdown at production, disposal or processing facilities (taking into account the entire field operations), interruption of utility services, or similar events beyond the control of Seller (“Force Majeure Event”) interrupt and prevent a true thirty (30) day period of measurement during the Force Majeure Event, the level of production shall be estimated based upon production levels immediately before and within a reasonable time after the Force Majeure Event for the purpose of computing the average daily production during the thirty (30) day time period.

(b)

The Purchase Price shall be further adjusted on a post-Closing basis, to take into consideration any New Wells that are drilled on or before the Closing Date but are not producing hydrocarbons on the Closing Date or, if producing hydrocarbons, such production as of the Closing Date was less than optimal (the “Adjustment Wells”).  The Adjustment Wells shall be specifically delineated and identified on Schedule 3.4(b).  For those Adjustment Wells which are deemed to have been producing at less than optimal levels as of Closing, the levels of production determined on or before the Closing Date shall be identified on Schedule 3.4(b).  The Purchase Price adjustment for the purposes of this sub-paragraph (b) shall be made on August 31, 2006 and the Purchase Price shall be increased at the rate of [confidential information omitted] being produced based on the average daily production from the Adjustment Wells not producing on the Closing Date or if producing on such date, producing at less than optimum levels during any consecutive thirty day period between July 1, 2006 and August 31, 2006.  For those Adjustment Wells producing at less than optimal levels, the Purchase Price adjustment shall be based on the difference between the production level during the consecutive thirty day period between July 1, 2006 and August 31, 2006 and the production level listed for such well on Schedule 3.4(b).  Any adjustment to the Purchase Price pursuant to this sub-paragraph (b) shall be supported by appropriate written documentation acceptable to Buyer and shall be accounted for in the Final Accounting Statement.  The above provisions are subject to the Force Majeure Event provision set forth in Section 3.4(a) above.

ARTICLE 4.  ALTEX RESOURCES II, INC.

4.1

San Antonio Gas & Oil, Inc.  The Properties include, among other rights and interests, certain oil and gas properties currently owned by Seller which entitles DBS to the interest in and to the Wells as specified on Exhibit “B”.  Additionally, SAGO, and its wholly owned subsidiary, Altex, currently own certain undivided interests in and to the same oil and gas properties in which Seller owns interests, among other properties, and such ownership entitles SAGO and Altex to the ownership interests in and to the Wells as specified on Exhibit “B-1”.  Seller is the owner of an undivided [confidential information omitted] interest in and to SAGO.  In order to accommodate the intention of the Parties with respect to the transactions contemplated by this Agreement, Seller and the remaining owners of SAGO will, on or before February 28, 2006, transfer certain assets of SAGO and all of the assets of Altex to Altex II, a new corporation to be organized under the laws of the State of Texas.  Said assets and accompanying liabilities to be transferred to Altex II shall be described on Exhibit “B-3” (“Altex II Assets”).  Altex II will be owned by the same parties and in the same percentages as SAGO and Seller, as provided for in this Agreement, will sell and transfer to Buyer [confidential information omitted] of the Shares of Altex II.

4.2

Corporate Documents.  On or before December 15, 2005, Seller will provide Buyer with a copy of the proposed Articles of Incorporation and By Laws with respect to Altex II.

4.3

Employees.  It is intended that Buyer, through this Agreement and other similar agreements, will acquire all of the ownership of Altex II through various transactions by and between Buyer and the current owners of Altex.  In that connection, it is also intended that all of the existing employees of Altex will become employees of Altex II.  Seller will, to the extent it is within Seller’s control, take such steps as are reasonably requested by Buyer to ensure that the current employees of Altex become employees of Altex II.  Schedule 4.3 sets forth the names of all of the individuals that are intended to become employees of Altex II as of the Closing, together with the compensation to which such parties will be entitled (salary plus benefits) and a listing of all employment contracts, compensation contracts or similar agreements.

ARTICLE 5.  DEFECTS AND ADJUSTMENTS

5.1

Access to Records and the Properties.  For the period beginning on the date of this Agreement and ending on February 21, 2006 (“Examination Period”), Seller shall give Buyer and its authorized representatives, during regular business hours, at Buyer’s sole risk, cost and expense, access to the Properties and to all Records, including, without limitation, written geological, geophysical, production, engineering and other technical data and records, 2D and/or 3D seismic data, if any, other seismic data, logs, maps, and other technical data, and to all contract, land, environmental, regulatory, title, lease, accounting and marketing records, to the extent such data and records are in Seller’s possession and relate to the Properties, and to such other information relating to the Properties as Buyer may reasonably request; provided, however, Seller shall have no obligation to provide Buyer  access to any data or information to which access Seller cannot legally provide Buyer without penalty, cost or liability or because of third-party restrictions on Seller.  Seller agrees to use its reasonable efforts (at no cost to Seller) to assist Buyer in obtaining the consent of any such third party to furnish such information to Buyer.  Except where restricted by agreement, Buyer shall be allowed to make copies of such data at its own expense. Buyer shall obtain confidentiality agreements (in a form acceptable to Seller) with any third parties it employs to conduct the review of such data. Subject to the Confidentiality Agreement, Buyer shall keep all materials and data obtained, and all reports resulting therefrom, confidential and shall return any and all materials and data as to any properties not purchased at Closing and shall destroy materials containing confidential information or summaries, or excerpts thereof if Closing does not occur.

5.2

Special Warranty of Title.  Under the Assignment and Bill of Sale to be executed at Closing, Seller will warrant and shall defend title to the Properties against any and all persons whomsoever claiming the same or any part thereof by through or under Seller, but not otherwise.

5.3

Definition of Acceptable Title.  As used herein, the term "Acceptable Title" shall mean, as to the Properties, such right, title and interest that (a) entitles Seller to receive not less than the net revenue interests set forth in Exhibit "B" of all oil, gas and associated liquid and gaseous hydrocarbons produced, saved and marketed from the Properties; (b) obligates Seller to bear costs and expenses relating to the maintenance, development and operation of the Wells relative to the respective Properties in a percentage not greater than the working interests set forth in Exhibit “B” for each, unless there is a corresponding increase in the applicable net revenue interest; (c) entitles Altex to receive not less than the net revenue interests set forth in Exhibit “B-1” of all oil, gas and associated liquid and gaseous hydrocarbons produced, saved and marketed from the Properties; (d) obligates Altex to bear costs and expenses relating the maintenance, development and operation of the Wells relative to the respective Properties in a percentage not greater than the working interests set forth in Exhibit “B-1” for each, unless there is a corresponding increase in the applicable net revenue interest; (e) except for Permitted Encumbrances, Seller’s interests and Altex’s interests in and to the Properties are free and clear of all liens, claims and encumbrances; and (f) is free of Title Defects.

5.4

Title Defects; Purchase Price Adjustment; Materially Adverse Agreements.

(a)

As used in this Agreement, the term “Title Defect” shall mean any matter, other than a Permitted Encumbrance, which causes any of the Properties not to have Acceptable Title for one or more of the following reasons:

(1)

Seller’s, SAGO’s, Altex’s or Altex II’s title is subject to (i) an outstanding mortgage, deed of trust, lien, or encumbrance which is due, overdue or delinquent and/or (ii) there is a current unpaid mortgage, lien or deed of trust which was created by Seller or Altex on or after the date Seller or Altex, as the case may be, acquired the interest in the affected Properties and which burdens the Properties and in either (i) or (ii) in this sentence, the amount is liquidated in amount or can be estimated with reasonable certainty;

(2)

Seller, SAGO’s, Altex or Altex II owns less than the net revenue interests shown on Exhibit “B” or Exhibit “B-1”, respectively, or is obligated to bear a share of the costs of operation greater than the working interest shown on Exhibit “B” or Exhibit “B-1”, respectively, without a corresponding increase in net revenue interest;

(3)

The Properties have been or are subject to being reduced by the exercise of contractual rights, including without limitation, reversionary or back-in rights, pay-out of non-consent penalties, rights under farmout or similar agreements, lessor’s approvals, or other rights not already reflected in the for the net revenue interest for the affected Properties as set forth on Exhibit “B” or Exhibit “B-1”; or

(4)

Seller, SAGO, Altex or Altex II is in default under a material provision of a Contract.

(b)

In the event Buyer, prior to the end of the Examination Period, discovers the existence of valid contracts or agreements binding on Seller or Altex which are not identified on Exhibit “E” and are such as to interfere materially with the operation or use of the Properties, Buyer may assert such matters as “Materially Adverse Agreements” and submit the same as if they were a Defect under Section 5.7.

5.5

Title Assessment by Buyer.  During the Examination Period Seller shall provide Buyer access, or arrange for access, to copies of title and contract information in Seller’s or Altex’s possession or control regarding the Properties.  Seller will not be required to perform any additional title work, and if there are any existing abstracts and title opinions, Seller will not be required to make them current.  Buyer specifically agrees that any conclusions made from any examination done or caused to be done shall result from its own independent review and judgment only.

5.6

Environmental Defects - Environmental and Physical Assessment by Buyer.

(a)

Subject to the terms hereof and the Confidentiality Agreement, Buyer shall have the right at its sole risk and expense to make an environmental and other physical assessment of the Properties during the Examination Period.  If Buyer desires to undertake an environmental assessment, the identity of the consultant(s) conducting the assessment shall be disclosed to Seller by Buyer, and if Seller makes a reasonable objection to such consultant, such consultant will not be used by Buyer.

(b)

During Seller's normal business hours and subject to the terms of this Agreement, Buyer and its employees, contractors and consultants (“Agents”), at their sole cost and expense, shall have the right to enter upon the Properties operated by Seller or Altex and all buildings and improvements thereon (and Seller shall use commercially reasonable efforts to obtain permission from Third Parties for Buyer to gain access to Properties operated by others), inspect the same, conduct soil and water tests and non-destructive borings, and generally conduct such tests, examinations, investigations and studies as may be reasonably necessary or appropriate for the preparation of appropriate environmental and other reports relating to the Properties, their condition, and the presence of wastes or contaminants.  Buyer shall provide Seller with prior written notice of the identity of the Agent, projected scope of the assessment and testing protocol to be employed in the assessment, regardless of who operates the same, and Seller shall have the right to (i) witness all such tests and investigations, (ii) receive an equal distribution of all samples taken by Buyer or its Agents, and (iii) prohibit such tests and investigations which it reasonably believes could damage its properties or business interests.  In the event Buyer reasonably determines to expand the scope of its assessment, including testing protocols, beyond those initially identified by Buyer, then Buyer shall give Seller forty-eight (48) hours prior written notice.

(c)

Entry onto the Properties by Buyer or its Agents will be subject to Third-Party restrictions, if any, and to Seller’s safety, industrial hygiene, and drug and alcohol policies and guidelines and Buyer will be responsible for assuring compliance with same by itself and its Agents.

 (d)

Buyer and its Agents shall keep any data or information acquired by all such examinations and the results of all analyses of such data and information strictly confidential and not disclose any of the same to any Person unless otherwise required by law or regulation and then only after written notice to Seller of the need for disclosure and the identity of all intended recipients.

5.7

Notice of Defects.  If any matter is discovered by Buyer that, in Buyer's reasonable, good faith opinion, would (a) constitute a Title Defect or (b) constitute an Environmental Defect; but only to the extent that each such matter exceeds a value of [confidential information omitted] (individually, a "Defect," and collectively the "Defects”), then if, and only if, the total value of all Defects as to Sections 5.4 and 5.6 exceed [confidential information omitted] (the “Threshold”), Buyer may provide written notice (a "Notice of Defects") thereof actually delivered to Seller not later than noon, on the first Business Day after the end of the Examination Period.  A Notice of Defects shall specifically identify the Defect and include (i) the Buyer's purported value of each specific Defect which value, collectively for all Defects for that Property, (ii) an identification of each affected Property, (iii) Buyer's basis for determining the existence and value of such Defect,  and (iv) Buyer's statement of steps reasonably necessary to cure or minimize each such Defect to its satisfaction, all of which shall be kept strictly confidential by Buyer and its Agents, except to the extent required by law, regulation or order of any court or other governmental authority or as may be necessary to address Defects identified in a Notice of Defects.

5.8

Remedy for Title and Environmental Defects.  In Seller's sole discretion, but without obligation, it may, at its sole cost, take such steps it deems appropriate or as are identified by Buyer’s Notice of Defects pursuant to Section 5.7 above as are reasonably necessary to cure or minimize Defects identified in the Notice of Defects.  In the event Seller is unable or elects not to cure or minimize any or all such Defects claiming a reduction in the Purchase Price, Seller and Buyer will meet and discuss the validity of each such Defect claims and the need for and the amount of any mutually acceptable Purchase Price adjustment.

(a)

Title Defects.  Title Defect adjustments shall be based on the criteria set forth in Section 5.4.  Prior to the Closing Date, at any time after the Notice of Defects, if Buyer has not agreed to waive any Defect reflected thereon, and if the Parties have not otherwise agreed on the amount of an adjustment or other remedy, Seller shall at its sole option and upon written notice to Buyer sent no later than the second Business Day before the Closing Date, either:

(1)

elect to delay, without penalty or liability, the Closing for thirty (30) days in order to cure the Defect at its own expense;

(2)

remove the affected Property from this Agreement and adjust the Purchase Price by the Allocated Value for the Property; or

(3)

elect to resolve the dispute under the procedures set forth in Section 16.11 of this Agreement.

(b)

Environmental Defects.  Environmental Defects will be based on the inspections and assessments provided for set in Section 5.6.  Prior to the Closing Date, at any time after the Notice of Defects, if Buyer has not agreed to waive such Defect and the Parties cannot otherwise agree on the amount of an adjustment or other remedy, Seller shall, subject to any of its rights to terminate this Agreement, at its sole election, and upon written notice to Buyer sent no later than the second Business Day before the Closing Date, either:

(1)

elect to delay, without penalty or liability, the Closing for thirty (30) days in order to cure or remediate or decide whether to elect to cure and remediate, the Defect at its own expense (under the terms and procedures set forth below);

(2)

adjust the Purchase Price allocation for a Property by a mutually acceptable amount reflecting Seller’s net proportionate share, based on its working interest, of the cost reasonably estimated to remediate the Environmental Defect (in the manner described below) affecting the Properties;

(3)

remove the affected Property from this Agreement and adjust the Purchase Price by the Allocated Value for the affected Property; or

(4)

elect to resolve the dispute under Section 16.11 of this Agreement.

(c)

Procedures if Seller Remediates.  If, prior to Closing, Seller elects or agrees with Buyer to remediate an Environmental Defect or is required by a governmental entity to remediate an Environmental Defect, the following will govern the remediation:

(1)

Seller will be responsible for all negotiations and contacts with federal, state, and local agencies and authorities with regard to the Environmental Defect or remediation.  Buyer may not make any independent contacts with any agency, authority, or other third party with respect to the Environmental Defect or remediation and will keep all information regarding the Environmental Defect confidential, except in each instance to the extent required by applicable law.  Seller will provide to Buyer a final report of Seller’s remediation activities.  Seller will notify Buyer forty-eight (48) hours in advance of its remediation activities on site of the Properties, and Buyer and/or its Agents will have the right to be present during such remediation activities, at Buyer’s sole risk, expense and option.

(2)

Seller will remediate the Environmental Defect to the level agreed upon by Seller and Buyer or as required by any governmental entity

(3)

If such remediation activities occur after Closing, Buyer will use commercially reasonable efforts not to interfere with Seller’s ingress or egress or assessment or remediation activities.  Seller will use commercially reasonable efforts to perform the work so as to minimize disruption to Buyer’s business activities and to the Properties.

(4)

Seller will continue remediation of the Environmental Defect until the first of the following occurs:

(a)

The appropriate governmental authorities provide written notice that no further remediation of the Environmental Defect is required (the Party receiving notice shall immediately provide such notice to the other Party); or

(b)

Seller reasonably determines that the Environmental Defect has been remediated to the level required by the Environmental Laws or as agreed in writing by the Parties.

Upon the occurrence of either (a) or (b) above, Seller will notify Buyer that remediation of the Environmental Defect is complete and provide a copy of the notification described in (a) above, if applicable.  Upon delivery of Seller’s notice, Seller will be released, without further action or documentation, from all liability and have no further obligations under any provisions of this Agreement in connection with said Environmental Defect.

(5)

Until Seller completes remediation of an Environmental Defect, Seller and Buyer will each promptly notify the other of any pending or threatened claim, action, or proceeding by any authority or private party that relates to or would affect the environmental condition, the assessment, or the remediation of the affected Properties or Property.

 ARTICLE 6.  ACCOUNTING

6.1

Revenues, Expenses and Capital Expenditures.  All revenues attributable to the operation of the Properties prior to the Effective Time shall be owned by and for the account of Seller or Altex.  Seller or Altex shall be entitled to all operating revenues and related accounts receivable attributable to the Properties and shall be responsible for all capital expenditures, operating expenses and related accounts accrued attributable to the Properties, in each case to the extent they relate to the time prior to the Effective Time.  Buyer shall be entitled to all operating revenues and related accounts receivable attributable to Seller’s interests in the Properties and shall be responsible for the payment of all capital expenditures, operating expenses and related accounts which are accrued or attributable to Seller’s interests in the Properties, in each case to the extent they relate to time on and after the Effective Time.  The actual amounts or values associated with the above shall be accounted for in the Final Accounting Settlement.

6.2

Taxes.  All taxes and assessments, including without limitation, excise taxes, ad valorem taxes and any other federal, state, local or tribal taxes or assessments attributable to the ownership or operation of the Properties prior to the Effective Time shall remain Seller’s responsibility, and all deductions, credits and refunds pertaining to the aforementioned taxes and assessments, no matter when received, shall belong to Seller.  All taxes and assessments, including without limitation, excise taxes, ad valorem taxes and any other federal, state, local or tribal taxes and assessments attributable to the ownership or operation of the Properties on and after the Effective Time (excluding income taxes) shall be Buyer’s responsibility, and all deductions, credits and refunds pertaining to the aforementioned taxes and assessments, no matter when received, shall belong to Buyer.  The Purchase Price will be adjusted at Closing as required to prorate taxes for the current year.  If actual tax rates for the year 2006 are not known, the last rates in effect shall be used as an estimate, such to be corrected upon receipt of the assessment.  The actual amounts or values associated with the above, if any, shall be accounted for in the Final Accounting Settlement.

6.3

Obligations and Credits.  All prepaid insurance premiums, utility charges, taxes, rentals and any other prepaids applicable to periods of time after the Effective Time and benefiting Buyer, if any, and attributable to the Properties shall be reimbursed to Seller by Buyer; and accrued payables applicable to periods of time prior to the Effective Time, if any, and attributable to the Properties shall be the responsibility of Seller.  The actual amounts or values associated with the above shall be accounted for in the Final Accounting Settlement.

6.4

Miscellaneous Accounting.  In addition to the items set forth in Sections 6.1 through 6.3, any other amounts due between Buyer and Seller related to the ownership or operation of the Properties shall be accounted for in the Final Accounting Settlement.

6.5

Final Accounting Settlement. As soon as reasonably practicable, but in no event later than November 30, 2006, Buyer, with Seller’s assistance and cooperation, shall prepare and deliver to Seller a post-closing statement setting forth a detailed final calculation of all post-closing adjustments (“Final Accounting Settlement”).  As soon as reasonably practicable, but in no event later than thirty (30) Days after Seller receives the post-closing statement, Seller shall deliver to Buyer a written report containing any changes Seller proposes to be made to such statement.  If Seller fails to deliver a report to Buyer containing changes Seller proposes to be made to the post-closing statement, the post-closing statement delivered by Buyer shall be deemed to be true and correct and binding on and non-appealable by the Parties.  As soon as reasonably practicable, but in no event later than fifteen (15) Days after Buyer receives Seller’s proposed changes to the post-closing statement, the Parties shall meet and undertake to agree on the final post-closing adjustments.  If the Parties fail to agree on the final post-closing adjustments within such fifteen (15) Day period, the disputed items shall be resolved by submitting the same to a firm of independent nationally recognized accountants mutually acceptable to the Parties (the “Accounting Referee”).  The Accounting Referee shall resolve the dispute(s) regarding the Final Accounting Settlement within thirty (30) Days after having the relevant materials submitted for review.  The decision of the Accounting Referee shall be binding and non-appealable by the Parties.  The fees and expenses associated with the Accounting Referee shall be borne equally by Buyer and Seller.  The date upon which all amounts associated with the Final Accounting Settlement are agreed to by the Parties, whether by decision of the Accounting Referee or otherwise, shall be herein called the “Final Settlement Date.”  Any amounts owed by either Party to the other as a result of such final post-closing adjustments shall be paid within five (5) Business Days after the Final Settlement Date.

6.6

Post-Final Accounting Settlement.  Any revenues received or operating costs paid by Buyer after the Final Accounting Settlement which are attributable to the ownership or operation of the Properties prior to the Effective Time shall be billed or reimbursed to Seller, as appropriate.  Any revenues received or costs and expenses paid by Seller after the Final Accounting Settlement which are attributable to the ownership or operation of the Properties after the Effective Time shall be billed or reimbursed to Buyer, as appropriate.

6.7

Access to Accounting Records.  At any time prior to Closing or for four (4) years following Closing, should Buyer require an audited operating statement with respect to the Properties, pursuant to any regulation including any securities act disclosure requirements, for a period during which the Properties were owned by Seller, Seller shall provide access to the records of Seller relevant to preparation of such an operating statement during such period.  Such access shall be provided by Seller to an independent auditing firm selected by Buyer subject to the entering by the auditing firm of a confidentiality agreement reasonably required by Seller.  Seller shall not be required to provide direct access to Seller’s records to Buyer or any employees, consultants or other representatives of Buyer.  If the independent auditors require the assistance of Seller’s personnel to find, collect or interpret the necessary information from Seller’s records, Seller shall cause such assistance to be provided and Buyer shall pay reasonable hourly costs to Seller as compensation for the time devoted by such personnel.

ARTICLE 7.  CASUALTY AND CONDEMNATION

7.1

Casualty and Condemnation.  If a substantial part of the Properties shall (a) be destroyed prior to Closing by a Casualty Loss, or (b) be taken in condemnation or if proceedings for such purposes shall be pending; then either Buyer or Seller may terminate this Agreement prior to the Closing.  For the purpose of this Section 7.1, the term “substantial” shall be defined as Casualty Losses or Properties taken in condemnation that, individually, or in the aggregate: (i) will materially interfere with the ownership or operation of the Properties; or (ii) is reasonably expected to result in a loss of revenue; or (iii) results in Claims, losses, damages or expenses, any of which are more than five hundred thousand dollars net to Seller’s interest.  If either Party terminates this Agreement in accordance with this Section, or in accordance with Section 14.1, neither Party shall have any further obligations, except as expressly provided in this Agreement.  If neither Party terminates this Agreement, this Agreement shall remain in full force and effect, and Seller and Buyer shall attempt to agree on a reduction in the Purchase Price to compensate for the Casualty Loss or taking.  If the Purchase Price is adjusted, Seller shall retain any and all sums paid to Seller, unpaid awards, insurance proceeds and other payments associated with or attributable to such Casualty Loss or taking; and if the Purchase Price is not adjusted, Seller shall pay Buyer all such sums, awards, proceeds and other payments received by Seller and that are attributable to such Casualty Loss or taking.

ARTICLE 8.  INDEMNITIES AND ASSUMPTIONS

8.1

Opportunity for Review.  Each Party represents that it has had an adequate opportunity to review the following indemnity and release provisions, including the opportunity to submit the same to legal counsel for review and comment.  Based upon the foregoing representation, the Parties agree to the provisions set forth below.

8.2

Seller’s Indemnity Obligation.  Seller shall, subject to the limitations set forth below, release Buyer from and shall fully protect, indemnify and defend Buyer, its officers, agents, employees and Affiliates and hold them harmless from and against any and all Claims relating to, arising out of, or connected, directly or indirectly, with the ownership or operation of the Properties, or any part thereof, pertaining to the period of time prior to the Closing Date; including without limitation, Claims relating to (a) injury or death of any person or persons whomsoever, (b) damages to or loss of any property or resources, (c) common law causes of action such as negligence, gross negligence, strict liability, nuisance or trespass, or (d) fault imposed by statute, rule, regulation or otherwise.  BY EXECUTING THIS AGREEMENT, SELLER EXPRESSLY AGREES PURSUANT TO THIS SECTION 8.2 TO RELEASE AND INDEMNIFY AND HOLD HARMLESS BUYER, BUYER’S OFFICERS, AGENTS, EMPLOYEES AND AFFILIATES FROM AND AGAINST THE CONSEQUENCES OF EACH SUCH INDEMNITEE’S OWN NEGLIGENCE (WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, AND WHETHER SUCH NEGLIGENCE IS THE SOLE PROXIMATE CAUSE OR A PROXIMATE CAUSE JOINTLY AND CONCURRENTLY WITH THE NEGLIGENCE OF SELLER OR OTHERS).

8.3

Buyer’s Indemnity Obligation.  Buyer shall release Seller from and shall fully protect, indemnify and defend Seller, its officers, agents, employees and Affiliates and hold them harmless from and against any and all Claims relating to, arising out of, or connected, directly or indirectly, with the ownership or operation of the Properties (including, without limitation, the Contracts), or any part thereof, pertaining to the period of time on and after the Closing Date; including without limitation, Claims relating to (a) injury or death of any person or persons whomsoever, (b) damages to or loss of any property or resources, (c) common law causes of action such as negligence, gross negligence, strict liability, nuisance or trespass, or (d) fault imposed by statute, rule, regulation or otherwise.  BY EXECUTING THIS AGREEMENT, BUYER EXPRESSLY AGREES PURSUANT TO THIS SECTION 8.3 TO RELEASE AND INDEMNIFY AND HOLD HARMLESS SELLER, SELLER’S OFFICERS, AGENTS, EMPLOYEES AND AFFILIATES FROM AND AGAINST THE CONSEQUENCES OF EACH SUCH INDEMNITEE’S OWN NEGLIGENCE (WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, AND WHETHER SUCH NEGLIGENCE IS THE SOLE PROXIMATE CAUSE OR A PROXIMATE CAUSE JOINTLY AND CONCURRENTLY WITH THE NEGLIGENCE OF BUYER OR OTHERS).

8.4

Assumption Obligations.  Upon Closing as to the Assets, Buyer agrees to assume all financial responsibility and liability for Seller’s obligations pursuant to the Shell Trading Portfolio Accounts.

8.5

Notice and Cooperation.  If a Claim is asserted against a Party for which the Party would be liable under the provisions of this Section, it is a condition precedent to the indemnifying Party’s obligations hereunder that the indemnified Party gives the indemnifying Party written notice of such Claim setting forth full particulars of the Claim, as known by the indemnified Party, including a copy of the Claim (if it was a written Claim).  The indemnified Party shall make a good faith effort to notify the indemnifying Party in writing within one (1) month of receipt of a Claim and shall in all events effect such notice within such time as will allow the indemnifying Party to defend against such Claim and no later than three (3) calendar months after receipt of the Claim by the indemnified Party.  The notice of a Claim given hereunder is referred to as a “Claim Notice.”

8.6   Defense of Claims.

(a)

Counsel.  Upon receipt of a Claim Notice, the indemnifying Party may assume the defense thereof with counsel selected by the indemnifying Party and reasonably satisfactory to the indemnified Party.  The indemnified Party shall cooperate in all reasonable respects in such defense.  If any Claim involves Claims with respect to which Buyer indemnifies Seller and also Claims for which Seller indemnifies Buyer, each Party shall have the right to assume the defense of and hire counsel for that portion of the Claim for which it may have liability.  The indemnified Party shall have the right to employ separate counsel in any Claim and to participate in the defense thereof, provided the fees and expenses of counsel employed by an indemnified Party shall be at the expense of the indemnified Party, unless otherwise agreed between the Parties.

(b)

Settlement.  If the indemnifying Party does not notify the indemnified Party within the earlier to occur of:  (a) the time that a response is due in any litigation matter, or (b) one (1) calendar month after receipt of the Claim Notice, that the indemnifying Party elects to undertake the defense thereof, the indemnified Party has the right to defend, at the expense of the indemnifying Party, the Claim with counsel of its own choosing, subject to the right of the indemnifying Party to assume the defense of any Claim at any time prior to settlement or final determination thereof.  In such event, the indemnified Party shall send a written notice to the indemnifying Party of any proposed settlement of any Claim, which settlement the indemnifying Party may accept or reject, in its reasonable judgment, within thirty (30) days of receipt of such notice, unless the settlement offer is limited to a shorter period of time in which case the indemnifying Party shall have such shorter period of time in which to accept or reject the proposed settlement.  Failure of the indemnifying Party to accept or reject such settlement within the applicable time period shall be deemed to be its rejection of such settlement.  The indemnified Party may settle any matter over the objection of the indemnifying Party but shall in so doing be deemed to have waived any right to indemnity therefor as to (and only as to) liabilities with respect to which the indemnifying Party has recognized its liability.

ARTICLE 9.  WARRANTIES AND DISCLAIMERS

9.1

Special Warranty of Title. Seller shall warrant and defend the title to the Properties conveyed to Buyer against every person whomsoever lawfully claiming the Properties or any part thereof by, through or under Seller or its Affiliate, but not otherwise.

9.2

Disclaimer.  Except as expressly set forth in this Agreement and subject to all of the terms and provisions of this Agreement, Buyer acknowledges and agrees that the Properties are being transferred by Seller to Buyer “AS-IS, WHERE-IS” and with all faults in their present condition and state of repair, without recourse.  Buyer acknowledges that, except as expressly set forth in this Agreement Seller, has made no representations, warranties or covenants of any kind or character whatsoever, whether express or implied, with respect to the quality or condition of the Properties, the suitability of the Properties for any and all activities and uses which Buyer may conduct thereon, or of the HABITABILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER EXPRESS OR IMPLIED WARRANTIES, WHICH IMPLIED WARRANTIES ARE HEREBY DISCLAIMED.  FURTHER, EXCEPT AS TO REPRESENTATIONS, WARRANTIES AND COVENANTS MADE IN THIS AGREEMENT, SELLER DISCLAIMS ANY WARRANTIES OR REPRESENTATIONS CONCERNING DESIGN, QUALITY, PRODUCTIVE CAPABILITY, LAYOUT, FOOTAGE, PHYSICAL CONDITION, OPERATION, COMPLIANCE WITH SPECIFICATIONS, ABSENCE OF LATENT DEFECTS OR ANY OTHER MATTER AFFECTING OR RELATING TO THE PROPERTIES.  BUYER FURTHER ACKNOWLEDGES THAT SELLER HAS NOT MADE NOR DOES NOT MAKE AND SPECIFICALLY DISCLAIMS ANY WARRANTIES AS TO GEOLOGY OF THE PROPERTIES, RESERVES OF HYDROCARBONS AND INCOME TO BE DERIVED FROM THE PROPERTIES.  WITHOUT LIMITING THE FOREGOING, AND EXCEPT AS TO THE WARRANTIES, REPRESENTATIONS AND COVENANTS MADE IN THIS AGREEMENT, SELLER DOES NOT AND HAS NOT MADE ANY WARRANTIES REGARDING ENVIRONMENTAL CLAIMS ON, UNDER OR RELATING TO THE PROPERTIES OR THE COMPLIANCE OR NON-COMPLIANCE OF THE PROPERTIES WITH ENVIRONMENTAL LAWS.  BUYER HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT BUYER IS RELYING SOLEY ON THE WARRANTIES, REPRESENTAITONS AND COVENANTS MADE IN THIS AGREEMENT, AS WELL AS ITS OWN INSPECTIONS, EXAMINATIONS AND EVALUATIONS OF THE PROPERTIES.

 ARTICLE 10.  SELLER’S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Buyer that on the date hereof and as of the Closing Date as follows:

10.1

Organization and Good Standing.  Azar Minerals, Ltd. is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Texas and has all requisite power and authority to own and, if applicable, operate the Properties as currently being operated.  Azar Minerals, Ltd. is, and on or before February 28, 2006 Altex II will be, duly licensed or qualified to do business as a foreign entity in the State of Oklahoma and is in good standing in all jurisdictions in which the Properties are located.

10.2

Authority; Authorization of Agreement.  Seller has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated herein and to perform all of the terms and conditions to be performed by it as provided for in this Agreement.  This Agreement has been duly executed and delivered by Seller and constitutes the valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

10.3

No Violations.  The execution and delivery of this Agreement by Seller does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated herein, will not:

(a)

Conflict with or require the consent of any person or entity, including any limited or general partner of Seller, under any of the terms, conditions or provisions of the articles of partnership or other governing documents of Seller;

(b)

Violate any provision of, or require any filing, consent or approval under any Law applicable to or binding upon Seller (assuming receipt of all consents and approvals of governmental entities or tribal authorities that are ministerial in nature and customarily obtained subsequent to the transfers of title);

(c)

Conflict with, result in a breach of, constitute a default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, (i) any mortgage, indenture, loan, credit agreement or other agreement, evidencing indebtedness for borrowed money to which Seller is a Party or by which Seller is bound or (ii) any order, judgment or decree of any governmental entity or tribal authority; or

10.4

Litigation.  Except as disclosed on Schedule 10.4, there is no action, investigation, suit or proceeding pending, or threatened, against Seller, SAGO, Altex or the Properties related to the ownership or operation of the Properties or that could adversely affect the value of the Properties or prevent the consummation of the transaction contemplated by this Agreement. Seller’s insurance covers all matters disclosed on Schedule 10.4.

10.5

Material Change.  Except as set forth on Schedule 10.05, since the date of this Agreement there has been no material adverse change in the ownership, operation or value of the Properties.

10.6

Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or threatened against Seller, SAGO or Altex.

10.7

Consents and Governmental Approvals.  Except as set forth on Schedule 10.7, Seller, SAGO or Altex is not required to make any filing with or obtain any authorization, consent or approval of any government or governmental agency or Third Party in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to take such action would not adversely impair the ability of the Parties to consummate the transactions contemplated by this Agreement.

10.8

Insurance.  Seller, SAGO or Altex maintains, and through the Closing Date will maintain, with respect to the Properties, the insurance coverage described on Schedule 10.8.

10.9

Ownership of the Wells.  Seller is the owner of record in the appropriate counties of leasehold rights and interests and of interests under pooling and unitization orders sufficient to entitle Seller to own of record the interests in and to the Wells as specified on Exhibit “B”.  Further, SAGO and/or Altex, as applicable, is the owner of record in the appropriate counties of leasehold rights and interests and of interests under pooling and unitization orders sufficient to entitle it to own of record the interests in and to the Wells as specified on Exhibit “B-1”.

10.10

Compliance with Law.  Except as set forth in Schedule 10.10, to Seller’s knowledge, Seller, SAGO and Altex are in compliance with all laws, ordinances, rules, regulations and orders applicable to the Properties, and the Properties have been operated in compliance with all applicable laws, including Environmental Laws, ordinances, rules, regulations and orders.

10.11

Authority for Expenditures.  Except as set forth in Schedule 10.11, there are no outstanding authorities for expenditure pertaining to the Properties for any single expenditure that exceeds [confidential information omitted] net to Seller’s, SAGO’s or Altex’s interest.

10.12

Status of Properties.  The Surface Rights have been maintained in full force and effect and there are no unresolved disputes or breaches with respect to any of the Contracts.

10.13

Take-or-Pay.  Except as disclosed on Schedule 10.13, neither Seller, SAGO nor Altex is obligated beyond the Closing Date by virtue of (a) a hedging or prepayment arrangement under any contract for the sale of hydrocarbons or (b) any arrangement to deliver Seller’s, SAGO’s or Altex’s hydrocarbons produced for the Properties at some future time without receiving full payment therefore.

10.14

Transferability Restrictions.  Except as set forth on Schedule 10.14, the Properties are not subject to any preferential rights to purchase, or similar transferability restrictions, in connection with the transactions contemplated by this Agreement.

10.15

Contracts.  Other than the Contracts, there are no material contracts and agreements pertaining to the ownership or operation of the Properties, and neither Seller, SAGO nor Altex is in default with respect to any of the material terms and provisions of the Contracts.

10.16

Broker’s Fees.  Neither Seller, SAGO nor Altex has incurred any liability, contingent or otherwise, broker’s fee, finder’s fee, agent’s commissions, or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby for which Buyer shall have any responsibility whatsoever.

10.17

Marketing Contracts.  Except as disclosed on Schedule 10.17, (i) neither Seller, SAGO nor Altex is a party to any contract for the sale and marketing of hydrocarbons which has a term in excess of thirty (30) days; (ii) neither Seller, SAGO nor Altex is a party to any contract containing a call on, or other right to purchase hydrocarbons, whether or not the same are currently being exercised; and (iii) to Seller’s knowledge, the Properties are not subject to any contracts containing a call or other right to purchase hydrocarbons, whether or not the same are currently being exercised.

10.18

Production Imbalances.  Except as disclosed on Schedule 10.18, there are no production imbalances attributable to Seller’s, SAGO’s or Altex’s interest in the Properties as of the Effective Time or as of the Closing Date.

10.19

Lease Maintenance.  The Primary Leases have been properly maintained in force and effect to the present time and all production proceeds payable under any of the Primary Leases have been timely and properly paid.

10.20

Taxes.  All taxes owed by Seller, SAGO or Altex based upon or measured by the ownership of the Properties or the production from Seller’s, SAGO’s or Altex’s interest therein attributable to the period prior to the Effective Time and then due and owing have been paid by such date, except to the extent their validity is being contested in good faith in the ordinary course of business by appropriate action.

10.21

Ownership of SAGO and Altex II.  As of Closing, SAGO is, and at such time the Altex II Assets are transferred by Altex to Altex II, which shall occur on or before February 28, 2006, Altex II will be, owned in equal undivided shares by each of [confidential information omitted].  Furthermore, there are no options or other agreements which might create rights to shares of Altex II.

10.22

Suspense Accounts.  Except as set forth on Schedule 10.22, no proceeds of hydrocarbons produced from or attributable to Seller’s, SAGO’s or Altex’s interest in the Properties are being held by any Third Party in suspense accounts or otherwise.

10.23

Capital Expenditures.  Except as set forth on Schedule 10.23, neither Seller, SAGO nor Altex has made and has not made any commitment to make, or entered into an agreement to make, capital expenditures in respect of the Properties after the Effective Time in excess of [confidential information omitted].

10.24

Dispositions and Encumbrances.  Except for Permitted Encumbrances and any agreements set forth on Schedule 10.24, neither Seller, SAGO nor Altex has agreed to sell, convey, encumber, dispose of or abandon any of the Properties after the date of this Agreement other than pursuant to, or as permitted by, this Agreement.

10.25

Tax Partnerships.  None of the Properties are subject to, or considered to be held by, any tax partnership.

10.26

Permits.  All material licenses, permits, certificates, orders, approvals and authorizations with respect to the ownership and operation of the Properties has been properly made or will be made prior to Closing.

10.27

NORM.  To Seller’s knowledge, the Properties do not contain asbestos, naturally occurring radioactive material or other potentially hazardous substances.

ARTICLE 11.  BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller that on the date hereof and as of the Closing Date:

11.1

Organization and Good Standing.  Buyer is a corporation duly organized and validly existing under the Laws of Alberta and has all requisite power and authority to own and operate the Properties.

11.2

Authority; Authorization of Agreement.  Buyer has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated herein and to perform all the terms and conditions to be performed by it as provided for in this Agreement.  The execution and delivery of this Agreement by Buyer, the performance by Buyer of all the terms and conditions to be performed by it and the consummation of the transactions contemplated herein have been duly authorized and approved by all necessary corporate action.  This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

ARTICLE 12.  ADDITIONAL AGREEMENTS

12.1

Covenants of Seller.

(a)

From the date hereof until Closing, Seller will, or will arrange for others to, operate the Properties in a reasonable and prudent manner consistent with past practices.  Seller will maintain insurance as identified on Schedule 10.8 through the Closing.  Seller agrees to keep Buyer informed of any proposed activities or expenditures and of all material developments or changes in condition affecting any of the Properties.

(b)

Without first obtaining the consent of Buyer, Seller will not:

(1)

waive any right of material value relating to the Properties;

(2)

convey, encumber, mortgage, pledge or dispose of any of the Properties;

(3)

enter into, modify or terminate any contracts pertaining to the Properties; or

(4)

contract or commit itself to do any of the foregoing.

(c)

Prior to Closing, Seller (i) will arrange for all of the current owners of SAGO to organize and incorporate a new entity, Altex II, under the laws of the State of Texas, (ii) will arrange for some of the assets of SAGO, as provided elsewhere in this Agreement, and all of the assets of Altex to be transferred to Altex II utilizing such forms of transfer as may be required by Law and containing such terms and conditions as are acceptable to Buyer in its sole discretion and (iii) without first obtaining the consent of Buyer, will keep the SAGO and Altex assets transferred to Altex II free and clear of all liens and encumbrances except those expressly provided for in this Agreement.

ARTICLE 13.  CONDITIONS PRECEDENT TO CLOSING

13.1

Conditions Precedent to Seller’s Obligation to Close.  Seller shall be obligated to consummate the sale of the Properties as contemplated by this Agreement on the Closing Date, provided the following conditions precedent have been satisfied or have been waived by Seller:

(a)

All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of Closing as though such representations and warranties were made at and as of such time;

(b)

Buyer shall have complied in all material respects with all obligations and conditions contained in this Agreement to be performed or complied with by Buyer on or prior to the Closing;

(c)

Buyer shall have delivered to Seller a certificate of an executive officer of Buyer dated as of the Closing Date, certifying on behalf of Buyer that the conditions set forth in Sections 13.1 (a) and (b) have been fulfilled;

(d)

Seller and Buyer shall have agreed to the terms and provisions of a participation agreement pursuant to which Seller shall have the right to participate on a cost basis in wells drilled by Buyer, its successors, assigns and designees, on any lands covered by the Subject Leases, with such participation to be no greater than [confidential information omitted] of the working interest owned by Buyer as of the Closing (“Participation Agreement”);

(e)

Seller and Buyer shall have agreed to the terms and provisions of all documentation necessary to release Seller from any further obligations with respect to the matters set forth on Schedules 3.1 (b) and (c) and to indemnify Seller from any further obligations with respect to such matters; and

(f)

All Title Defects and all Environmental Defects have been waived, cured or resolved to Seller’s satisfaction in accordance with the terms and provisions of this Agreement.

13.2

Conditions Precedent to Buyer’s Obligation to Close.  Buyer shall be obligated to consummate the purchase of the Properties as contemplated by this Agreement on the Closing Date, provided the following conditions precedent have been satisfied or have been waived by Buyer:

(a)

All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of Closing as though such representations and warranties were made at and as of such time;

(b)

Seller shall have complied in all material respects with all obligations and conditions contained in this Agreement to be performed or complied with by Seller on or prior to the Closing, including, without limitation, the covenants set forth in Section 12.1;

(c)

Seller shall have delivered to Buyer a certificate executed by all of the officers of Seller dated as of the Closing Date, certifying on behalf of Seller that the conditions set forth in Sections 13.2 (a) and (b) have been fulfilled;

(d)

Seller and Buyer shall have agreed to the terms and provisions of a binding letter agreement by and between the Parties providing for an area of mutual interest affecting lands situated within Lincoln, Logan, Payne, Grant, Alfalfa or Okfuskee Counties, Oklahoma, within which Seller’s ability to compete with Buyer and/or Altex II will be restricted (“AMI Agreement”);

(e)

The Altex II Assets shall be free and clear of all liens and encumbrances except those specified on Exhibit “B-3” hereto;

(f)

All documentation pertaining to the transfer to Buyer on or before February 28, 2006 of an undivided [confidential information omitted] of the Shares is acceptable to Buyer and such Shares are unencumbered;

(g)

The Board of Directors (or other managing body) of Buyer has approved the terms and provisions set forth in this Agreement and consented to the transactions contemplated by this Agreement;

(h)

All Title Defects and all Environmental Defects have been waived, cured or resolved to Buyer’s satisfaction in accordance with the terms and provisions of this Agreement; and

(i)

Simultaneously with the Closing provided for in this Agreement, Buyer closes with [confidential information omitted] pursuant to Purchase and Sale Agreements pertaining to an undivided interest in the same assets as are the subject of this Agreement.

13.3

Conditions Precedent to Obligation of Each Party.  Subject to the terms of this Agreement, the Parties shall be obligated to consummate the sale and purchase of the Properties as contemplated in this Agreement on the Closing Date and, as such, each Party shall have the right to pursue specific performance of the other Parties’ obligations hereunder, provided the following conditions precedent have been satisfied or have been waived:

(a)

No suit, action or other proceedings shall be pending before any court or governmental entity in which it is sought by a person or entity other than the Parties hereto or any of their Affiliates, officers, directors, or employees to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, or to obtain substantial damages in connection with the transaction contemplated herein, nor shall there be any investigation by a governmental entity pending which might result in any such suit, action or other proceedings seeking to restrain, enjoin or otherwise prohibit the consummation of the transaction contemplated by this Agreement;

(b)

All material consents and approvals, if any, whether required contractually or by applicable federal, state, local or tribal Law, or otherwise necessary for the execution, delivery and performance of this Agreement by a Party (except for consents and approvals of governmental entities or tribal authorities ministerial in nature and customarily obtained subsequent to the transfer of title) shall have been obtained and delivered to the other Party by the Closing  and shall not have been withdrawn or revoked; and

(c)

Except for the conditions expressly set forth in this Section 13, there are no other conditions precedent to the obligations of the Parties to proceed to Closing; and, without limiting the generality of the foregoing, the Parties agree that any changes in commodity pricing or changes in the financial condition of a Party shall not be a condition on which a Party may elect not to proceed to Closing.

ARTICLE 14.  TERMINATION

14.1

Grounds for Termination.  This Agreement may be terminated at any time prior to Closing:

(a)

By the mutual written agreement of Seller and Buyer;

(b)

By either Seller or Buyer if the consummation of the transactions contemplated herein would violate any order, decree or judgment of any governmental entity having appropriate jurisdiction enjoining or awarding damages in connection with the consummation of the transactions contemplated herein;

(c)

By either Seller or Buyer pursuant to any express rights to terminate hereunder; and

(d)

Notwithstanding anything contained in this Agreement to the contrary, by either Party if Closing shall not have occurred by March 31, 2006, and such Party electing to terminate is not in default of any of its agreements or obligations under this Agreement, and has not caused the delay.

14.2

Effect of Termination.  Termination of this Agreement under Section 14.1 will not relieve any Party from liability for its breach of this Agreement.

14.3  Dispute over Right to Terminate.  If there is a dispute between the Parties over either Party’s right to terminate this Agreement under Section 14.1, Closing shall not occur, as scheduled.  The Party which disputes the other Party’s right to terminate may initiate arbitration proceedings as described in Section 16.11 within thirty (30) Days of the date on which Closing was scheduled to occur and, if arbitration is so initiated, the dispute will be resolved through such arbitration proceeding.  If the Party which disputes the termination right does not initiate an arbitration proceeding to resolve the dispute within the time period specified hereinabove, such Party shall be deemed to have waived its right to object to such termination.

14.4

Return of Documents.  If this Agreement is terminated prior to Closing, each Party shall return to the Party which owns or is otherwise entitled thereto all documents, including, but not limited to, books, records, maps, files, papers and other property in such Party’s possession relating to the transaction contemplated by this Agreement.

14.5

Confidentiality.  To the fullest extent permitted by law, Buyer and Seller understand and agree that this Agreement is proprietary and confidential.  Both Parties agree to maintain this Agreement in strict confidence and to not divulge, disclose, publish or otherwise cause the dissemination of this Agreement to any person.  To that end both Parties agree to be bound by the Confidentiality provision as provided in Section 15 of the Letter of Agreement executed by the Parties dated October 26, 2005.  If Closing of the transaction contemplated by this Agreement is consummated, this Confidentiality provision shall terminate.

ARTICLE 15.  CLOSING

15.1.

Closing.  At the Closing and using the best information then available, Seller and Buyer shall execute a mutually acceptable settlement statement (the “Preliminary Settlement Statement”) that shall set forth the Purchase Price, adjusted in accordance with the terms and provisions of this Agreement, with each adjustment and calculation of same used to determine such amount being set forth on the statement (“Adjusted Purchase Price”).  All other adjustments to the Purchase Price not determined as of Closing shall be taken into account in the Final Settlement Statement provided for in Section 6.5.  Seller shall additionally provide Buyer with wiring instructions designating the account to which that portion of the Purchase Price to be paid at Closing is to be delivered.  Closing shall be held on the Closing Date in Seller’s office at 7373 Broadway, Suite 307, San Antonio, Texas, or any other location as mutually agreed upon in writing by Seller and Buyer.

15.2

Obligations of Seller at Closing.  At the Closing, Seller shall execute and deliver to Buyer, unless waived by Buyer, the following:

(a)

A document conveying the Properties substantially in the form of the Assignment and Bill of Sale attached hereto as Exhibit “G” (“Assignment and Bill of Sale”).  The Assignment and Bill of Sale shall be executed and acknowledged in four (4) multiple originals, or such greater number as agreed between the Parties;

(b)

The Certificate provided for in Section 13.1 (c) above;

(c)

Letter of Transmittal and Stock Certificate conveying to Buyer all of Seller’s rights, titles, and interests in and to an undivided [confidential information omitted] interest in the stock of Altex II;

(d)

A Non-Foreign Affidavit executed by Seller substantially in the form of Exhibit “H”;

(e)

The Participation Agreement provided for in Section 13.1 (d) and the AMI Agreement provided for in Section 13.2 (d);

(f)

Such other instruments, documents or certificates as necessary to carry out Seller’s obligations under this Agreement; and

(g)

Documentation acceptable to Seller and Buyer with respect to the obligations hereunder to be assumed by Buyer with respect to the matters set forth on Schedules 3.1 (b) and (c).

15.3

Obligations of Buyer at Closing.  At the Closing, Buyer shall execute and deliver to Seller, unless waived by Seller, the following:

(a)

The Assignment and Bill of Sale;

(b)

The portion of Adjusted Purchase Price to be paid at Closing by wire transfer in accordance with written instructions obtained from Seller and reflected in the Preliminary Settlement Statement;

(c)

The Certificate provided for in Section 13.2 (c);

(d)

The Note;

(e)

The Participation Agreement provided for in Section 13.1 (d) and the AMI Agreement provided for in Section 13.2 (d);

(f)

Such other instruments as necessary to carry out Buyer’s obligations under this Agreement; and

(g)

Documentation acceptable to Seller and Buyer with respect to the obligations hereunder to be assumed by Buyer with respect to the matters set forth on Schedules 3.1 (b) and (c).

ARTICLE 16.  MISCELLANEOUS

16.1

Notices.  All notices and other communications required, permitted or desired to be given hereunder must be in writing and sent by U.S. mail, properly addressed as shown below, and with all postage and other charges fully prepaid or by hand delivery or by facsimile transmission.  Date of service by mail and hand delivery is the date on which such notice is received by the addressee and by facsimile is the date sent (as evidenced by fax machine confirmation of receipt), or if such date is not on a Business Day, then on the next date which is a Business Day.  Each Party may change its address by notifying the other Party in writing.

If to Seller

by mail:

[confidential information omitted]

If to Seller by

hand delivery:

[confidential information omitted]

 If to Seller

by facsimile:

[confidential information omitted]

If to Buyer

With a copy to:

by mail:

2600, 500 – 4th Avenue, S.W.,

Gowling Lafleur Henderson LLP

Calgary, Alberta T2P 2V6

Suite 1200

Attention:  Marcia Johnston

700 – 2nd Street S.W.

Calgary, Alberta T2P 4V5

Attention: Richard W. Clark

If to Buyer by

hand delivery:

2600, 500 – 4th Avenue, S.W.,

Gowling Lafleur Henderson LLP

Calgary, Alberta T2P 2V6

Suite 1200

Attention:  Marcia Johnston

700 – 2nd Street S.W.

Calgary, Alberta T2P 4V5

Attention: Richard W. Clark

If to Buyer

by facsimile:

(403) 265-1241

(403) 263-9193

16.2

Brokers’ Fees.  Each Party agrees to release, protect, indemnify, defend and hold the other harmless from and against any and all Claims with respect to any commissions, finders’ fees or other remuneration due to any broker, agent or finder claiming by, through or under such Party.

16.3

Further Assurances.  From and after Closing, at the request of Seller but without further consideration, Buyer will execute and deliver or use reasonable efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as Seller reasonably may request to more effectively put Seller in possession of any property which was not intended by the Parties to be conveyed by Buyer.  From and after Closing, at the request of Buyer but without further consideration, Seller shall execute and deliver or use reasonable efforts to cause to be executed and delivered such other instruments of conveyance and take such other actions as Buyer reasonably may request to more effectively put Buyer in possession of the Properties.  If any of the Properties are incorrectly described, the description shall be corrected upon proof of the proper description.

16.4

Amendments and Severability.  No amendments or other changes to this Agreement shall be effective or binding on either of the Parties unless the same shall be in writing and signed by both Seller and Buyer.  The invalidity of any one or more provisions of this Agreement shall not affect the validity of this Agreement as a whole, and in case of any such invalidity, this Agreement shall be construed as if the invalid provision had not been included herein.

16.5

Successors and Assigns.  This Agreement shall not be assigned, either in whole or in part, by Seller without the express written consent of the Buyer.  The terms, covenants and conditions contained in this Agreement shall be binding upon and shall inure to the benefit of Seller and Buyer and their respective permitted successors and assigns, and such terms, covenants and conditions shall be covenants running with the land and with each subsequent transfer or assignment of the Properties.  Buyer shall have the right to assign all of its rights and obligations under this Agreement to a nominee direct or indirect subsidiary upon written notice to Seller and, upon such assignment Buyer shall have no further rights or obligations under this Agreement and such subsidiary shall thereafter be the “Buyer” hereunder.

16.6

Headings.  The titles and headings set forth in this Agreement have been included solely for ease of reference and shall not be considered in the interpretation or construction of this Agreement.

16.7

Governing Law.  This Agreement shall be governed by and construed under the Laws of the State of Texas, excluding any choice of law rules which may direct the application of the Laws of another jurisdiction.  The Parties submit to the exclusive jurisdiction of the state and federal courts located in Bexar County, Texas.

16.8

No Partnership Created.  It is not the purpose or intention of this Agreement to create (and it shall not be construed as creating) a joint venture, partnership or any type of association, and the Parties are not authorized to act as agent or principal for each other with respect to any matter related hereto.

16.9 No Third Party Beneficiaries.  Nothing contained in this Agreement shall entitle anyone other than Seller or Buyer or their authorized successors and assigns to any Claim, cause of action, remedy or right of any kind whatsoever.

16.10

Arbitration.  Prior to Closing or the termination of this Agreement, and unless expressly provided otherwise in this Agreement, all disputes between the Parties with respect to the terms and provisions of this Agreement shall be resolved in accordance with the arbitration procedures set forth in Exhibit “I”.

16.11

Not to be Construed Against Drafter.  The Parties acknowledge that they have had an adequate opportunity to review each and every provision contained in this Agreement and to submit the same to legal counsel for review and comment.  Based on said review and consultation, the Parties agree with each and every term contained in this Agreement.  Based on the foregoing, the Parties agree that the rule of construction that a contract be construed against the drafter, if any, shall not be applied in the interpretation and construction of this Agreement.

16.12

Entire Agreement.  This Agreement supersedes all prior and contemporaneous negotiations, understandings, letters of intent and agreements (whether oral or written) between the Parties relating to the Properties and constitutes the entire understanding and agreement between the Parties with respect to the sale and purchase of the Properties.

16.13  Conspicuousness of Provisions.  The Parties acknowledge that the provisions contained in this Agreement that are set out in “bold” satisfy the requirement of the express negligence rule and any other requirement at law or in equity that provisions contained in a contract be conspicuously marked or highlighted.

16.14 Waiver of Certain Damages.  Each of the Parties hereby waives, and agrees not to seek consequential, exemplary, punitive or special damages of any kind with respect to any Claim or dispute, arising out of or relating to this Agreement or breach hereof, including without limitation, any breach of any representation or warranty contained herein, nor to seek rescission of the transactions contemplated hereunder.  This provision does not diminish or affect in any way the Parties’ rights and obligations under any indemnities provided for in this Agreement.

16.15

Like Kind Exchange Option.  Seller and Buyer hereby agree that Seller, in lieu of the sale of [confidential information omitted] of the Shares to Buyer for the cash consideration provided for herein, shall have the right to assign all or a portion of its rights under this Agreement to its Shares to a qualified intermediary, if required, in order to accomplish the transactions contemplated hereby in a manner that will comply the requirements of a like kind exchange pursuant to Section 1031 of the Code.  In the event Seller assigns its rights under this Agreement pursuant to this Section 16.15, Seller agrees to notify Buyer in writing of such assignment, and Buyer shall have the right to review all of the documentation with respect to such assignment in order to confirm that same does not change the intent of the Parties as provided for in this Agreement or subject Buyer to any additional costs or liability.

16.16

Finalization of Exhibits and Schedules.  Notwithstanding anything to the contrary provided for in this Agreement or referenced in any Exhibit or Schedule hereto, Seller and Buyer agree that:

(a)

The Exhibits and Schedules that are attached to this Agreement as of the execution date provided for above are incomplete and will be revised and replaced by new Exhibits and Schedules to be prepared by Seller and delivered to Buyer on or before December 3, 2005 (the “Revised Exhibits and Schedules”); and

(b)

On or before December 10, 2005, Buyer will either approve or disapprove the Revised Exhibits and Schedules.  In the event the Revised Exhibits and Schedules are approved by Buyer the Parties will execute an appropriate amendment to this Agreement to substitute and replace the Revised Exhibits and Schedules for those originally attached to the Agreement.  In the event the Revised Exhibits and Schedules are disapproved by Buyer then upon notification by Buyer to Seller of such disapproval this Agreement will be of no further force and effect and neither Seller nor Buyer shall any further responsibility or liability to each other as a result of the Agreement and the transactions contemplated therein.

16.17  Execution in Counterparts.  This Agreement may be executed in counterparts, which shall when taken together constitute one (1) valid and binding agreement.

The Parties have executed this Agreement on the day and year first set forth above.

[confidential information omitted]

BUYER:

Enterra Energy Corp.

By:  ____________________________

Name: _____________________

Title: ______________________

LIST OF EXHIBITS AND SCHEDULES

Exhibit “A”

Primary Leases (Identify the mineral leases and orders pertaining to the Wells)

EXHIBIT “B”

      WELLS (INTERESTS OWNED BY [confidential information omitted]

Exhibit “B-1”

Wells (Interests owned by San Antonio Gas & Oil, Inc. and Altex Resources, Inc.)

Exhibit “B-3”

Altex II Assets and liabilities

Exhibit “C”

Support Systems (Describe disposal wells and disposal facilities together with any gathering and processing facilities)

Exhibit “D”

Surface Rights (Identify all Surface Leases, easements and rights-of-way)

Exhibit “D-1”

Fee Lands

Exhibit “E”

Contracts (Identify all material contracts such as joint operating agreements, farmout agreements, participation agreements, etc.)

Exhibit “F”

Allocated Values (For Purchase Price adjustment purposes and, if applicable, preferential purchase rights, allocated values for the assets should be specified)

Exhibit “G”

Assignment and Bill of Sale

Exhibit “H”

Non-Foreign Affidavit

Exhibit “I”

Arbitration

Schedule 3.1(b)

Assumption of Altex II Liabilities

Schedule 3.1(c)

Shell Trading Portfolio Accounts

Schedule 3.4(b)

Adjustment Wells

Schedule 4.3

Employees of Altex II (Compensation and Benefits)

Schedule 10.4

Litigation

Schedule 10.5

Material Change

Schedule 10.7

Consents and Governmental Approvals

Schedule 10.8

Insurance Coverages

Schedule 10.10

Compliance with Law

Schedule 10.11

Authority for Expenditures

Schedule 10.13

Take-or-Pay

Schedule 10.14

Preferential Purchase Right

Schedule 10.17

Marketing Contracts

Schedule 10.18

Production Imbalances

Schedule 10.22

Suspense Accounts

Schedule 10.23

Capital Expenditures

Schedule 10.24

Contracts to Dispose of Assets